Exhibit 4.8

Development and IP Assignment Deed

Novogen Limited

Genscreen Pty. Ltd.

Ian Dixon

Level 12

60 Carrington Street

SYDNEY NSW 2000

DX 262 SYDNEY NSW

Tel: (02) 8915 1000

Fax: (02) 8916 2000

www.addisonslawyers.com.au

Ref: MVR:JBZ:NOV001/4003

Table of Contents

1.	Defined terms and interpretation	2

2.	Assignment of Genscreen Background IP	7

3.	Development of the Product	7

4.	Intellectual Property in the Product	9

5.	Fees	10

6.	Disposal	11

7.	Term and Termination	12

8.	Expert determination	13

9.	Warranties and covenants	14

10.	Governing Law Jurisdiction and Service of Process	16

11.	General	16

Schedule 1 – Patent Applications		19

i

DETAILS

Date:

Parties

(1)	Novogen Limited (Novogen)

ACN	063 259 754

Address	16-20 Edgeworth David Avenue Hornsby NSW 2077

Fax	(02) 9878 0055

Attention	Graham Kelly

(2)	Genscreen Pty. Ltd. (Genscreen)

ACN	107 203 029

Address	13 Fuchsia Street Blackburn VIC 3130

Fax	03 9894 8799

Attention	Ian Dixon

(3)	Ian Dixon (Dixon)

Address	13 Fuchsia Street Blackburn VIC 3130

Fax	03 9894 8799

Recitals

A.	Novogen is a biotechnology company focused on developing anti-cancer drugs based on comprehensive anti-cancer activity against both cancer cells and cancer stem cells.

B.	Novogen wishes to develop and commercialise one or more Products, which is expected to involve the use of the Intellectual Property Rights of both Novogen and Genscreen (amongst others).

C.	In consideration for the payment by Novogen to Genscreen of the Fees and the commitment of Novogen to develop the Products, Genscreen agrees to assign all of its rights, title and interest, free from any Security Interest, in the Genscreen Background IP to Novogen on the terms and conditions set out in this Deed.

This Deed witnesses

that in consideration of, among other things, the mutual promises contained in this Deed, the Parties agree:

1.	Defined terms and interpretation

1.1	Defined terms

In this Deed:

Abandon means any of:

(a)	Novogen declaring by written notice to Genscreen that it has abandoned any intention of Developing any Product; or

(b)	Novogen not having done any work on the Development over a period of four consecutive months and not having recommenced Development within 30 days after receiving written notice from Genscreen to do so, other than as a result (directly or indirectly) of a breach by Genscreen of this Deed.

Anniversary means any anniversary of the Commencement Date during the Term, but not including any anniversary after the fourth anniversary of the Commencement Date.

anti-Tms means anti Tropomyosin.

Business Day means a day which is not a Saturday, Sunday, a bank holiday or a public holiday in New South Wales.

Call Option means the right of Genscreen contemplated under clause 3.2.

Commencement Date means the first date on which this Deed is executed by both Parties.

Commercialisation means, in respect of a Product:

(a)	the sale, disposal or licensing, or an arrangement that is in all material respects the same as a sale, disposal or licensing, of or in relation to that Product;

(b)	any form of joint venture or partnership, or an arrangement that is in all material respects the same as a joint venture or partnership, to sell, dispose of, license or otherwise commercialise that Product; and

(c)	such other commercialisation agreement, arrangement or understanding as agreed between Novogen and Genscreen,

in each case, not being licensing or disposal in respect of which fees are payable based on Licensing Revenue under clauses 5.1(c) or 6.2.

Corporations Act means the Corporations Act 2001 (Cth).

Development means the development or Improvement of a Product into an effective and commercially viable drug using the Genscreen Background IP and any other Intellectual Property Rights, know how or technology (including without limitation the use of a Product, formula, compound or drug in the development of an entirely different Product, compound or drug), and Develop and Developing have the corresponding meaning.

Excluded Product IP means the Product IP to the extent generated or otherwise arising (wholly or in part) from or as a result of the use of Intellectual Property Rights other than the Genscreen Background IP or the Novogen Improvements IP.

Expert means an accountancy firm of international standing agreed between the Parties or, failing agreement, nominated by the Institute of Arbitrators and Mediators Australia at the request of any Parties.

Fees has the meaning given in clause 5.1.

Genscreen Background IP means (i) all Intellectual Property Rights in and related to anti-Tms drugs which are the subject of or relate to the Patent Applications; (ii) the in silico models of Tropomyosins (Tms) developed by Genscreen and (iii) structure activity relationship and in vitro data provided by Genscreen.

Genscreen Background IP Documentation means all data, documents and information (including confidential and proprietary information) relating to the Genscreen Background IP.

Improvement means any enhancement, modification, adaptation, addition, extension, improvement, customisation or update.

Intellectual Property Rights or IPRs means all present and future intellectual property rights and interests (including common law rights and interests) and other legal protection of the products of human intelligence and creation in any jurisdiction, including without limitation:

(a)	know-how, ideas, concepts, formulations, compounds, materials (including biological materials), samples, models, tools, methods, techniques, drawing, software, computer program codes, source codes, data, inventions, discoveries, developments (including technological developments), trade secrets, processes, information and logical sequences (whether or not reduced to writing or other machine or human readable form);

(b)	patents, trade marks, trade names, service marks, designs and all goodwill rights associated with such works, circuit layouts, all statutory and other proprietary rights in respect of copyright and neighbouring rights, domain names, symbols and logos (whether registered or unregistered); and

(c)	patent applications and applications to register trade marks, service marks and designs, including without limitation any divisional applications, continuations, continuations-in-part, substitutions, renewals, reissues and re-examinations.

Insolvency Event means, in respect of a Party, the occurrence of any of the following events in respect of that Party:

(a)	that Party is (or states that it is) an insolvent under administration or insolvent (each as defined in the Corporations Act);

(b)	a liquidator, provisional liquidator, controller, manager, trustee, administrator or similar officer is appointed in respect of that Party or all the assets of that Party;

(c)	that Party is subject to any arrangement, assignment, moratorium or composition, protected from creditors under any statute or dissolved (in each case, other than to carry out a reconstruction or amalgamation while solvent on terms approved by the other Party;

(d)	an application or order has been made (and in the case of an application, it is not stayed, withdrawn or dismissed within 30 days), a resolution passed, a proposal put forward, or any other action taken, in each case in connection with that Party, which is preparatory to or could result in any of paragraphs (a), (b) or (c) of this definition;

(e)	that Party is otherwise unable to pay its debts when they fall due; or

(f)	something having a substantially similar effect to paragraph (a) or (e) of this definition happens in connection with that Party under the law of any jurisdiction.

“Licensee(s)” means any unaffiliated third party who receives from Novogen any right to Commercialise a Product, including an option for such rights. For the purposes of this Deed, this term shall also include any sublicensee or further sublicensee of any of the foregoing rights.

“Licensing Percentage” means the percentage distribution applicable to Licensing Revenue from a specific Licensee when Novogen enters an agreement with that Licensee, being:

(a)	before an anti-Tms clinical lead drug candidate has been identified by Novogen, 20% of all Licensing Revenue received from that Licensee; or

(b)	after an anti-Tms clinical lead drug candidate has been identified by Novogen, then either:

(i)	12% of all Licensing Revenue received from that Licensee where the Licensing Revenue is derived from the anti-Tms IPRs supplied by Genscreen at the time of execution of this Deed and any IPRs developed as a direct extension of the TR400 and TM100 series of compounds (as referenced in Items 1 – 3 of Schedule 1 but specifically excluding the GT series of anti-Tms compounds as referenced in Item 4 of Schedule 1); or

(ii)	6% of all Licensing Revenue received from that Licensee where Licensing Revenue is derived from the IPRs in or to the GT series of compounds (super-benzopyran backbone compounds with anti-Tms as referenced in Item 4 of Schedule 1).

“Licensing Revenue” means any and all revenue received by Novogen, either directly or indirectly, from any Licensee. Licensing Revenue shall:

(a)	include consideration of any kind whether in any national currency, equity, or other right or instrument, including, without limitation, option payments, royalties, any up-front cash or equity payments, any milestone payments, maintenance payments, and minimum license payments;

(b)	exclude independent grants and other development funds (such as government grant funding); and

(c)	exclude repayable loans and amounts invested for securities in Novogen at market value;

(d)	exclude research or development funding and patent and other cost reimbursements for purchases or with respect to payments for third-party services, and exceed the actual cost of such research, development, purchases, patent related expenses or third-party service payments in which case such excess amount shall be included as Licensing Revenue.

Any equity or other non-cash consideration received as part of Licensing Revenue shall be valued at the fair market value in the currency of the jurisdiction of the grantor at the time such equity is granted or non-cash consideration provided and converted into its cash equivalent for the purposes of determining such Licensing Revenue.

Net Consideration means any consideration received by Novogen from a third party less, where applicable, costs of the transaction giving rise to the consideration, including without limitation, any packing, insurance and freight costs and all applicable sales, value-added, goods and services or similar taxes incurred by Novogen (excluding for the avoidance of doubt income tax and all Licensing Revenue).

Novogen includes any Related Body Corporate of Novogen.

Novogen Improvements IP has the meaning given in clause 3.4(b), which for the removal of doubt excludes any IP relating to or derived from super-benzopyran drugs or compounds.

Novogen Improvements to Genscreen Background IP has the meaning given in clause 3.4(a).

Objectives means to have:

(a)	identified and developed at least one lead candidate Product to a point that it is ready for a standard pre-clinical program within 2 years after the Commencement Date; and

(b)	commenced Phase 1A clinical trials in respect of at least one lead candidate Product within 4 years after the Commencement Date.

Option Trigger means the occurrence of any of the following events:

(a)	if Novogen does not achieve either of the Objectives within the time frame specified in definition of Objectives other than as a result of a breach by Genscreen of this Deed (including any warranty given by Genscreen under this Deed);

(b)	if Novogen Abandons its attempts to Develop the Product prior to the achievement of the Objectives;

(c)	if Novogen terminates this Deed within 3 months of the Commencement Date;

(d)	if prior to the achievement of the Objectives, non-payment of any uncontested Fee due to Genscreen pursuant to this Deed (except that Novogen shall be given notice by Genscreen first and a grace period from the notice being issued of 30 days for Novogen to pay or contest the payment of that Fee);

(e)	if Novogen suffers an Insolvency Event;

(f)	if Novogen is in breach of any Security Interest and in doing so materially prejudices Genscreen’s rights under this Deed;

(g)	if Novogen grants a Security Interest in breach of this Deed; and

(h)	if Novogen purports to assign Novogen’s rights, title and interest in and to the Genscreen Background IP, the Novogen Improvements IP, the Product IP (other than the Excluded Product IP), the Patent Applications and any patents resulting from the Patent Applications in breach of this Deed.

Party means Genscreen, Dixon or Novogen.

Patent Applications means the patent applications which as at the date of this agreement are being prepared for lodgement and are more particularly described in Schedule 1.

Product means any anti-TMS drugs and drugs developed using the Genscreen Background IP or Product IP.

Product IP has the meaning given in clause 4.1

Quarter means any 3 consecutive months commencing on 1 January, 1 April, 1 July and 1 October.

Related Body Corporate has the meaning given in section 50 of the Corporations Act.

Representative of a Party means an officer, employee, contractor, sub-contractor, agent, consultant, adviser or other representative of that Party.

Security Interest means:

(a)	a mortgage, charge, pledge, lien, hypothecation or title retention arrangement;

(b)	an easement, restrictive covenant, caveat or similar restriction over property;

(c)	a right of a person to acquire a security or to restrain someone from acquiring a security (including under a right of pre-emption or a right of first refusal);

(d)	a security interest, as that term is defined in the Personal Property Securities Act 2009 (Cth);

(e)	any other third party interest (for example, a trust or an equity); or

(f)	an agreement to create any of the above or to allow any of the above to exist.

Specified Percentage means, in relation to the Commercialisation of any Product, 3%.

Term means the period commencing on the Commencement Date and ending on the date of termination of this Deed in accordance with clause 7.

Transaction has the meaning given in clause 6.

1.2	Interpretation

In this Deed, except where the context otherwise requires:

(a)	the singular includes the plural and vice-versa;

(b)	other grammatical forms of a defined word or expression have a corresponding meaning;

(c)	a reference to a clause or Schedule is to a clause of or schedule to this Deed and a reference to this Deed includes any Schedule;

(d)	a reference to a document or agreement, includes the document or agreement as novated, altered, supplemented or replaced from time to time;

(e)	a reference to A$, $A, dollar or $ is to Australian currency;

(f)	a reference to time is to Australian Eastern Standard Time;

(g)	a reference to a year (other than a financial year) or a month means a calendar year and calendar month respectively;

(h)	a reference to a person includes a natural person, partnership, firm, body corporate, trust, joint venture, association, governmental or local authority or agency or other entity;

(i)	a reference to a statute, ordinance, code or other law includes regulations and other instruments, policy statements, class orders, declarations, guidelines, policies and procedures made under it and consolidations, amendments, re-enactments or replacements of any of them; and

(j)	a rule of construction does not apply to the disadvantage of a Party because the Party was responsible for the preparation of this Deed or any part of it.

1.3	Headings and bold type

Headings and bold type are for ease of reference only and do not affect interpretation.

1.4	Inclusive expressions

Specifying anything in this Deed after the words “including”, “includes” or “for example” or similar expressions does not limit what else is included unless there is express wording to the contrary.

1.5	Business Day

If a day on or by which an obligation must be performed or an event must occur is not a Business Day, the obligation must be performed or the event must occur on or by the next Business Day.

2.	Assignment of Genscreen Background IP

2.1	Assignment

In consideration of Novogen agreeing to pay the Fees to Genscreen in accordance with clause 5, Genscreen assigns, with effect on and from the Commencement Date, all of its rights, title and interest in and to the Genscreen Background IP, together with all goodwill attaching thereto, free from any Security Interest, to Novogen.

2.2	Documentation

(a)	Within seven days of the Commencement Date, Genscreen must deliver all Genscreen Background IP Documentation that is in the possession or control of Genscreen to Novogen. Novogen acknowledges that Genscreen has already provided Novogen with the majority of the Genscreen Background IP Documentation and that the only materials which have not already been provided will be delivered in accordance with this clause 2.2(a).

(b)	If, after the date of this Deed, any Genscreen Background IP Documentation comes into the possession or control of Genscreen, Genscreen must promptly deliver all such Genscreen Background IP Documentation to Novogen unless and until Genscreen becomes entitled to exercise and exercises the Call Option.

3.	Development of the Product

3.1	Commitment

(a)	Novogen agrees to use the Genscreen Background IP to Develop Products and may use any other technology or Intellectual Property Rights in any other compound or drug to which it has access to Develop those Products and will adopt a program designed to achieve that aim as soon as possible and in doing so commit such capital and human resources to that Development as Novogen considers necessary or appropriate.

(b)	Novogen agrees to procure the preparation, finalisation and lodgment of the Patent Applications as soon as practicable after the Commencement Date.

3.2	Call Option

If an Option Trigger occurs:

(a)	Genscreen may, at its option by written notice to Novogen require Novogen to assign all of its rights, title and interest in the Genscreen Background IP, the Novogen Improvements IP, the Product IP other than the Excluded Product IP, the Patent Applications and any patents resulting from the Patent Applications, free of any Security Interest, back to Genscreen for a total consideration of $1 (Call Option); and

(b)	Genscreen will have no other rights, claims or damages against Novogen as a result of the event which gave Genscreen the right to exercise the Call Option.

3.3	Assignment of Genscreen Background IP, Product IP and Patent Applications to Genscreen

If Genscreen becomes entitled to exercise and exercises the Call Option in accordance with clause 3.2:

(a)	Novogen will assign back to Genscreen, with effect on and from the date of exercise of the Call Option and free from any Security Interest, all of Novogen’s rights, title and interest in and to the Genscreen Background IP, the Novogen Improvements IP, the Product IP other than the Excluded Product IP, the Patent Applications and any patents resulting from the Patent Applications;

(b)	Novogen must do all things necessary, including executing any documents, such as an assignment, as reasonably required by Genscreen for the purpose of effecting, perfecting and protecting Genscreen’s rights under the Call Option;

(c)	to the extent that Novogen fails to fully comply with this clause 3.3, Novogen hereby appoints Genscreen as its attorney to do all things and execute all documents necessary or desirable to perfect such assignment of the Genscreen Background IP, the Novogen Improvements IP, the Product IP other than the Excluded Product IP and the Patent Applications and any patents resulting from the Patent Applications on behalf of Novogen provided the right to effect such assignment is not contested by Novogen. Genscreen may not act under its appointment as attorney as granted in this clause 3.3(c) without first giving Novogen seven days written notice of Genscreen’s intention to act under such appointment.

3.4	Improvements to Genscreen Background IP

Genscreen acknowledges and agrees that:

(a)	in the course of Development of the Product, Novogen may make Improvements to the Genscreen Background IP as a result of the ability of Novogen to access and use the Genscreen Background IP (Novogen Improvements to Genscreen Background IP);

(b)	Novogen will be the sole legal and beneficial owner of all Intellectual Property Rights in, to or arising from or in connection with the Novogen Improvements to Genscreen Background IP (Novogen Improvements IP); and

(c)	to the extent Genscreen or any of its Related Bodies Corporate or Representatives has any right or interest, or any right to be assigned any right or interest, in respect of any Novogen Improvements IP other than pursuant to clauses 3.2 and 3.3, Genscreen hereby unconditionally and irrevocably transfers and assigns, or will procure the unconditional and irrevocable transfer and assignment of, all such rights and interests to Novogen.

3.5	No cost to Genscreen

Genscreen will not be required to pay any money towards the Development of the Product during the Term. Novogen will also be responsible for paying patent attorneys engaged by Novogen for the cost of the Patent Applications, including any such costs incurred prior to the Commencement Date.

4.	Intellectual Property in the Product

4.1	Product IP

Novogen is the sole legal and beneficial owner of all Intellectual Property Rights arising from, in the course of or in connection with, the Development, including without limitation all Intellectual Property Rights in or to any Product or any Improvement to any Product, whether Developed or conceived:

(a)	by Novogen or any of its Related Bodies Corporate or Representatives;

(b)	directly or indirectly as a result of access to the Genscreen Background IP or further assistance, input or efforts by Genscreen or Dixon; or

(c)	alone or in conjunction with someone else,

(collectively, Product IP).

4.2	Assignment

To the extent Genscreen has any right or interest, or any right to be assigned any right or interest, in respect of any Product IP other than pursuant to clauses 3.2 and 3.3, Genscreen hereby unconditionally and irrevocably transfers and assigns all such rights and interests to Novogen.

4.3	Application for patents

Novogen agrees to procure the preparation and lodgement of patent applications in respect of any Product IP not contemplated under the Patent Applications.

4.4	Moral Rights

Genscreen waives any moral rights (to the extent granted in the Copyright Act 1968 (Cth) or may be granted by future legislation) which it has or may acquire in respect of any Product IP, and agrees not to assert any such right.

4.5	Further assurance

Genscreen must do all things necessary, including executing any documents such as an assignment, for the purpose of effecting, perfecting and protecting Novogen’s title to Product IP, or otherwise giving Novogen the full benefit of this clause 4, whether in Australia or elsewhere.

4.6	No restraint on existing Novogen IPRs

Nothing in this Deed inhibits or affects in any way Novogen’s IPRs in or ability to dispose of, encumber or deal with compounds or drugs which are not anti-Tms compounds or drugs nor in particular and without limitation will it inhibit or affect in any way Novogen’s IPRs in or ability to dispose of, encumber or deal with compounds or drugs which are super-benzopyran drugs or compounds.

5.	Fees

5.1	Fees

In consideration for Genscreen assigning its rights, title and interest in the Genscreen Background IP to Novogen under clause 2.1, Novogen agrees to pay to Genscreen the following fees (Fees):

(a)	a lump sum fee of $10,000 on each Anniversary;

(b)	a further fee equal to the Specified Percentage of all Net Consideration derived by Novogen from the Commercialisation of any Product during the Term; and

(c)	a further fee equal to the Licensing Percentage of all Licensing Revenue received by Novogen from any Licensee during the Term,

the fees in clauses 5.1(b) and (c) being quarterly fees payable in accordance with the remainder of this clause 5 (Quarterly Fees). Novogen agrees to pay directly or reimburse Genscreen for the fees incurred in relation to the engagement of Jim Palmer to undertake patent assistance work, upon the presentation of invoices.

5.2	Payment

(a)	Novogen will pay to Genscreen, within 30 days after the end of each Quarter, any Quarterly Fees which Novogen is liable to pay in respect of that Quarter (or part thereof) in accordance with clause 5.1.

(b)	Each payment of Quarterly Fees made under clause 5.2(a) will be accompanied by a statement from Novogen showing the Net Consideration and Licensing Revenue received by Novogen during the relevant Quarter (or part thereof) and the calculation of those Quarterly Fees (Quarterly Statement).

5.3	Disagreement

(a)	Unless, within 10 Business Days after the date of receipt of a Quarterly Statement, Genscreen notifies Novogen in writing of any disagreement or difference of opinion relating to that Quarterly Statement (Disagreement Notice), the Parties are deemed to have accepted that Quarterly Statement for the purpose of determining the Quarterly Fees payable under clause 5.1(b) in respect of the relevant Quarter (or part thereof).

(b)	If, within the period referred to in clause 5.3(a), Gensceen gives a Disagreement Notice to Novogen and the Parties are able to resolve such disagreement or difference of opinion within 5 Business Days after the date on which Novogen receives the Disagreement Notice, the Parties will, upon effecting such resolution, be deemed to have accepted that Quarterly Statement, as varied by such agreement (if any).

(c)	If the Parties are unable to reach agreement within 5 Business Days after the date on which Novogen receives the Disagreement Notice, the matter in dispute must be referred to the decision of the Expert in accordance with clause 8 as soon as possible thereafter but no later than 10 Business Days after the date of receipt of the Disagreement Notice.

5.4	Reports

Novogen will deliver to Genscreen within 10 Business Days of the end of each Quarter, in a form reasonably acceptable, a written report setting out the progress of the Development and Commercialisation of the Genscreen Background IP, the Novogen Improvements IP, the Product IP, the Patent Applications and the Products in the previous Quarter, including in relation to the achievement of the Objectives.

5.5	Audit

(a)	Novogen agrees to permit, but no more than once per calendar year, Genscreen’s accountant, auditor or nominee, on reasonable notice and during ordinary business hours on a Business Day, to inspect and verify Novogen’s records and calculations of payments to Genscreen in accordance with this clause 5 and will give all reasonable help in any inspection and verification.

(b)	Genscreen’s cost of inspections under clause 5.5(a) will be borne by Genscreen unless an inspection shows correctly that any amounts due to Genscreen under this Deed have been underpaid by 5% or more, in which case the cost of that inspection will be payable by Novogen. Novogen will be responsible for promptly paying Genscreen the amount of any underpaid payments.

6.	Disposal

6.1	No Assignment

(a)	Novogen may not assign Novogen’s rights, title and interest in and to the Genscreen Background IP, the Novogen Improvements IP, the Product IP (other than the Excluded Product IP), the Patent Applications and any patents resulting from the Patent Applications (the Assets)in breach of clause 6.

(b)	Novogen may not without Genscreen’s consent grant a Security Interest over Novogen’s rights, title and interest in and to the Assets except in the ordinary course of business for the purposes of fundraising when all assets of Novogen are secured.

(c)	Unless agreed otherwise by Genscreen, until the Objectives have been achieved, Novogen may only assign Novogen’s rights, title and interest in and to the Assets in their entirety to an independent third party assignee who has entered into a deed of novation of this Deed and assumed all of Novogen’s obligations pursuant to this Deed. For the removal of doubt, after the Objectives have been achieved, Novogen may assign its rights, title and interest in and to the Assets to any party provided it does not breach clause 6.2.

6.2	Disposal Consideration

If, during the Term, a person other than a Related Body Corporate of Novogen or an entity that already Controls Novogen as at the date of this Deed (Third Party Buyer), acquires:

(a)	all or substantially all of the Genscreen Background IP, the Novogen Improvements IP, the Product IP (other than the Excluded Product IP), the Patent Applications and any patents resulting from the Patent Applications (where such assets are the entire subject of the transaction); or

(b)	all or substantially all of the business or material assets of Novogen (including those referred to in clause 6.2(a)),

(Transaction), then Genscreen will be entitled to receive, and Novogen must pay or procure that the Third Party Buyer pays to Genscreen, such proportion of the aggregate consideration received by Novogen under the Transaction (Total Transaction Amount) as determined in accordance with the following:

(c)	if the Transaction occurs under clause 6.2(a), then the value of the Total Transaction Amount less the value of expenses actually paid or incurred by Novogen in relation to the Development of the Product IP (being documented independent third party expenses and internal dedicated research and Development expenses but excluding internal management and administration overheads), multiplied by the Licensing Percentage (which will be determined on the basis that the assignee is treated as a Licensee for determining the applicable ‘Licensing Percentage’); or

(d)	if the Transaction occurs under clause 6.2(b), then the value of the amount of the Genscreen Background IP, the Novogen Improvements IP, the Product IP (other than the Excluded Product IP), the Patent Applications and any patents resulting from the Patent Applications will be required to be independently valued or agreed between Novogen and Genscreen as a dollar value based on a percentage of the value of the Total Transaction Amount (“IP Value”) and the amount payable will be the IP Value less the value of expenses actually paid or incurred by Novogen in relation to the Development of the Product IP (being documented independent third party expenses and internal dedicated research and Development expenses but excluding internal management and administration overheads), multiplied by the Licensing Percentage (which will be determined on the basis that the assignee is treated as a Licensee for determining the applicable ‘Licensing Percentage’).

For the avoidance of doubt the Total Transaction Amount includes any trailing payments or royalties payable to Genscreen as part of the Transaction. Genscreen’s share of any such amounts shall be payable to Genscreen following receipt by Novogen in accordance with the same mechanisms as specified in clauses 5.2 - 5.5.

7.	Term and Termination

7.1	Term

This Deed so far as it relates to the rights to the Fees commences on the Commencement Date and continues until terminated in accordance with this clause 7.

7.2	Termination by agreement

The Parties may terminate this Deed at any time by agreement in writing.

7.3	Termination for default – within 3 months

Novogen (Non-Defaulting Party) may terminate this Deed immediately by written notice to Genscreen within 3 months of the Commencement Date if:

(a)	a warranty given by Genscreen or Dixon under this Deed is, or ceases to be, true and the breach of that warranty has or may have a material adverse effect on the rights or interests of Novogen, or the ability of Novogen to exercise its rights, under this Deed; or

(b)	Genscreen breaches this deed (Defaulting Party) and that breach is, has or may have a material adverse effect on the rights or interests of Novogen, or the ability of Novogen to exercise its rights, under this Deed and that breach is:

(i)	incapable of being remedied; or

(ii)	capable of being remedied but Genscreen fails to remedy that breach within 15 Business Days after receipt of a request Novogen to do so.

7.4	Adjustment – after 3 months

If any breach of warranty by Genscreen or Dixon or breach of this Deed arises after 3 months of the Commencement Date and Novogen suffers a loss as a result of such breach, then Novogen may deduct from any amount payable to Genscreen pursuant to this Deed the actual amount of such loss incurred.

7.5	Survival

The occurrence of any event specified clause 7 will not affect:

(a)	any accrued rights and obligations of the Parties under this Deed, including any accrued rights and obligations of the Parties in respect of any breach of this Deed prior to the occurrence of that event; or

(b)	any provision of this Deed which is expressed to come into effect on, or survive, the occurrence of that event.

8.	Expert determination

(a)	The Parties agree to refer any financial dispute between them arising in relation to this Deed to an Expert. In respect of any matter referred to an Expert, the Parties agree that the Expert may:

(i)	accept only one submission from each Party, each of which must be made no later than 10 Business Days after the date of appointment of the Expert;

(ii)	determine the matter in dispute as soon as practicable, but in any event no later than 20 Business Days, after the appointment of that Expert; and

(iii)	issue to each Party, as far as possible simultaneously, a certificate specifying the Expert’s determination in accordance with clause 8(a)(ii).

(b)	Each Party agrees that, in determining any dispute, the Expert will act as an expert not an arbitrator, and the decision of the Expert, as detailed in the certificate provided under clause 8(a)(ii), is final and binding on it in the absence of fraud or manifest error.

(c)	The Parties must bear the costs of the Expert in equal shares, unless otherwise ordered by the Expert.

(d)	The Parties must promptly provide all information and assistance reasonably requested by the Expert.

9.	Warranties and covenants

9.1	Mutual warranties

Each Party represents and warrants to the other Party that as at the date of this Deed:

(a)	it is duly incorporated and validly existing under the laws of the place of its incorporation;

(b)	it has full power and authority to execute, deliver and perform its obligations under this Deed;

(c)	the execution, delivery and performance of this Deed has been properly authorised by it, and do and will not contravene:

(i)	any law to which it or any of its property is subject;

(ii)	any authorisation, undertaking, instrument or order of any governmental or other public authority that is binding on it or any of its property;

(iii)	its constitution;

(iv)	any agreement or instrument to which it is a party; or

(v)	any obligation of it to any other person;

(d)	this Deed constitutes legal, valid and binding obligations of that Party, enforceable in accordance with its terms by appropriate legal remedy;

(e)	it enters into this Deed in its personal capacity, and not as trustee of any trust;

(f)	to the best of its knowledge and belief, there are no actions, claims, proceedings or investigations pending, or to the best of its knowledge threatened, against it or by it that may have a material adverse effect on its ability to perform its obligations under this Deed; and

(g)	it is able to pay its debts as and when they become due and payable.

9.2	Genscreen’s and Dixon’s warranties

Genscreen and Dixon jointly and severally warrant to Novogen, as at the date of this Deed and each day thereafter up to and including the date of termination of this Deed, that:

(a)	as at the date of the Deed:

(i)	Genscreen is the sole legal and beneficial owner of all of the rights, title and interest in the Genscreen Background IP;

(ii)	Genscreen has the right and authority to assign the Genscreen Background IP to Novogen in accordance with clause 2.1, and there is no outstanding Security Interest or other limitation, restriction or matter affecting its capacity to do so;

(iii)	other than as disclosed to Novogen in due diligence in writing, no challenge or claim has been made in respect of the ownership, validity, registration (if applicable) or use of any Genscreen Background IP;

(iv)	other than as disclosed to Novogen in due diligence in writing, there is no actual or threatened litigation, demand or claim that inhibits or adversely affects, or may inhibit or adversely affect, the right or ability of Novogen to use or exploit any Genscreen Background IP, or any circumstances that may give rise to any such litigation, demand or claim; and

(v)	Dixon has no Intellectual Property Rights in the Genscreen Background IP; and

(b)	to the best of their knowledge and belief, the use and exploitation by Novogen of the Genscreen Background IP in accordance with this Deed, does not and will not constitute an infringement of the Intellectual Property Rights or other rights of any third party; and

(c)	to the best of their knowledge and belief, the Genscreen Background IP does not and will not infringe any Intellectual Property Rights or other rights of any third party, or breach the terms of any agreement, in a manner that inhibits or adversely affects, or may inhibit or adversely affect, the right or ability of Novogen to use or exploit the Genscreen Background IP.

9.3	Genscreen’s and Dixon’s covenants

Genscreen and Dixon covenant to:

(a)	not at any time make any representation or do, or permit to be done, anything which may be taken to indicate that it has any right, title or interest in or to the ownership or use of any Genscreen Background IP, Novogen Improvements IP or Product IP, including registering or applying to register any Novogen Improvements IP or Product IP, except to the extent expressly granted to Genscreen or Dixon under this Deed or otherwise agreed to by Novogen;

(b)	upon request by Novogen, promptly do all acts and things, including signing all deeds, forms and documents, to enable Novogen to:

(i)	receive the full benefit of the assignment contemplated under clause 2.1; and

(ii)	register or otherwise record Novogen’s ownership of or interest in any of Genscreen Background IP, Novogen Improvements IP or Developed IP (including without limitation patents);

(c)	not at any time do or cause to be done any act or thing which:

(i)	will or may jeopardise or invalidate the registration, or any application to register, of any Genscreen Background IP, Novogen Improvements IP or Developed IP by Novogen; or

(ii)	may assist or give rise to an application to remove any registered Genscreen Background IP, Novogen Improvements IP or Developed IP; and

(d)	not at any time do or cause to be done any act or thing which will in any way impair the right or ability of Novogen to enforce any or all of the rights and interest granted to it under this Deed in accordance with its terms.

9.4	Reliance

(a)	Each Party acknowledges that the other Party has executed this Deed and agreed to take part in the transactions contemplated by this Deed in reliance on the warranties and covenants made by it under this clause 9.

(b)	Each warranty made in this clause 9 is a separate warranty in no way limited by any other warranty.

(c)	All implied conditions, warranties and rights are excluded except for those expressly provided in this deed or which cannot be excluded by law.

10.	Governing Law Jurisdiction and Service of Process

10.1	Choice of law

This Deed is, in all respects, governed by and is to be construed in accordance with the laws in force in the State of New South Wales.

10.2	Choice of jurisdiction

Each Party submits to the non-exclusive jurisdiction of the courts of the State of New South Wales and the Commonwealth of Australia and the courts of appeal from them in respect of all matters or things arising out of this Deed or any related document.

10.3	Waiver of right to object

Without limitation to clause 10.2, each Party waives any right it has or may have to object to an action being brought in any of the courts referred to in clause 10.2 to claim that the action has been brought in an inconvenient forum or that any of those courts do not have jurisdiction.

10.4	Service of process

Without preventing any other mode of service, each Party agrees that any document in an action (including without limitation any writ of summons or other originating process or any Notice or third party notice) may be served on that Party in accordance with clause 11.1.

11.	General

11.1	Notices

(a)	Any notice or other communication (including any request, demand, consent or approval) to or by a Party must be in legible writing and in English addressed as shown in the “Details” section at the commencement of this Deed or otherwise notified by that Party to the Company in accordance with this clause 11.1.

(b)	Any notice or other communication to or by a Party is regarded as being given by the sender and received by the addressee:

(i)	if by delivery in person, when delivered to the addressee;

(ii)	if by post, 3 Business Days from and including the date of postage; or

(iii)	if by facsimile transmission, when a facsimile confirmation receipt is received indicating successful delivery,

but if the delivery or receipt is on a day that is not a Business Day or is after 4.00 pm (addressee’s time), it is regarded as received at 9.00 am on the following Business Day.

(c)	A facsimile transmission is regarded as legible unless the addressee telephones the sender within 2 hours after the transmission is received or regarded as received under this clause 11.1 and informs the sender that it is not legible.

11.2	Costs and expenses

Each Party must pay its own costs (including legal costs) and expenses in connection with the negotiation, preparation, execution and delivery of this Deed.

11.3	Entire agreement

This Deed contains the entire agreement between the Parties with respect to its subject matter and supersedes all prior agreements and understandings between the Parties in connection with it.

11.4	Assignment

A Party’s rights and obligations cannot be assigned, encumbered or otherwise dealt with, without the prior written consent of the other Party.

1.2	Approvals and consents

Except where this Deed expressly states otherwise, a Party may, in its discretion, give conditionally or unconditionally or withhold any approval or consent under this Deed.

11.5	Waivers and amendments

(a)	A provision of, or a right, discretion or authority created under, this Deed may not be waived except in writing signed by the Parties granting the waiver, and may not be varied except in writing signed by all of the Parties.

(b)	A failure or delay in exercise, or partial exercise, of a power, right, authority, discretion or remedy arising from a breach of, or default under this Deed does not result in a waiver of that right, power, authority, discretion or remedy.

11.6	Variation

A variation of any term of this Deed must be writing and signed by each Party.

11.7	Counterparts

This Deed may be executed in any number of counterparts that together will constitute one instrument. A Party may execute this Deed by signing any counterpart.

11.8	Further assurances

Each Party must do all things and execute all further documents necessary to give full effect to this Deed and their obligations under it.

11.9	Prohibition and enforceability

(a)	Any provision of, or the application of any provision of, this Deed or any right, power, authority, discretion or remedy conferred by this Deed that is prohibited in any jurisdiction is, in that jurisdiction, ineffective only to the extent of that prohibition.

(b)	Any provision of, or the application of any provision of, this Deed that is void, illegal or unenforceable in any jurisdiction does not affect the validity, legality or enforceability of that provision in any other jurisdiction or of the remaining provisions in that or any other jurisdiction.

11.10	Relationship of Parties

No Party is the partner, agent, employee or representative of any other Party and no Party has the power to incur any obligations on behalf of, or pledge the credit of, the other Party.

11.11	Remedies cumulative

Except as provided in this Deed and permitted by law, the rights, powers and remedies provided in this Deed are cumulative with and not exclusive to the rights, powers or remedies provided by law independently of this Deed.

11.12	Survival of clauses

Any indemnity or obligation of confidentiality in this Deed is independent and survives termination of this Deed. Any other term which by its nature is intended to survive termination of this Deed survives termination of this Deed.

Schedule 1 – Patent Applications

Item	Subject Matter of Patent Application	Further Details
1	Composition of matter and method of use of the TR400 series of anti-Tms compounds.

2	Method of use of the TR400 series of anti-Tms compounds for synergising the effect of anti-tubulin drugs.

3	Composition of matter and method of use of the TM100 series of anti-Tms compounds.

4	Composition of matter and method of use of the GT series of anti-Tms compounds, being a hybrid of the TM100 series of compounds carried on a backbone of Novogen’s proprietary super-benzopyran scaffold.

Executed as a deed

Executed by Novogen Limited ACN 063 259 754 in accordance with section 127 of the Corporations Act 2001 (Cth))
)
)

Signature of authorised person		Signature of authorised person

Office held		Office held

Name of authorised person		Name of authorised person
(BLOCK LETTERS)		(BLOCK LETTERS)

Executed by Genscreen Pty. Ltd. ACN 109 203 029 in accordance with section 127 of the Corporations Act 2001 (Cth))
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)

Signature of authorised person		Signature of authorised person

Office held		Office held

Name of authorised person		Name of authorised person
(BLOCK LETTERS)		(BLOCK LETTERS)

Signed, sealed and delivered by Ian Dixon	)
in the presence of:	)
Ian Dixon

Signature of Witness

Name of Witness
(BLOCK LETTERS)

Address of Witness
(BLOCK LETTERS)